Exhibit 99.1

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF

AGROZ INC.

(the “Company”)

Notice is hereby given that an extraordinary general meeting of the Company (“EGM”) will be held at the office of the Company’s Cayman Islands counsel Carey Olsen at Pavilion East, Cricket Square, George Town KY1-1001, Cayman Islands on 22 May 2026 at 10:00 am Eastern Time and virtually. If you would like to attend the virtual meeting, please register in advance at https://meeting.vstocktransfer.com/AGROZMAY26. A Zoom account is required to register:

The EGM is being convened to consider and, if thought fit, to pass the resolutions set out below.

1.	It is resolved as an ORDINARY RESOLUTION that the authorised share capital of the Company be amended and increased from US$11,500 divided into 100,000,000 Ordinary Shares of a par value of US$0.0001 each and 15,000,000 Redeemable Convertible Preference Shares of a par value of US$0.0001 each, to US$102,000 divided into 1,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and 15,000,000 Redeemable Convertible Preference Shares of a par value of US$0.0001 each, by: (a) the re-designation of 100,000,000 Ordinary Shares of a par value of US$0.0001 each as Class A Ordinary Shares of a par value of US$0.0001 each, (b) the creation of 900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (c) the creation of 5,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, each with the rights and subject to the restrictions set out in the Amended Articles (as defined below);

2.	It is resolved as a SPECIAL RESOLUTION that the amended and restated memorandum and articles of association of the Company be amended and restated in their entirety and be replaced by the form of second amended and restated memorandum and articles of association, as attached to the notice convening the EGM (the “Amended Articles”).

3.	It is resolved as a SPECIAL RESOLUTION that the Company effectuate a reverse share split of its Class A and Class B Ordinary Shares, par value US$0.0001 per share, in a ratio of any whole number in the range of 2-to-1 up to 20-to-1 with such ratio to be determined in the discretion of the Directors (the “Consolidation”), effective upon the Directors determining the ratio and resolving to approve the Consolidation.

4.	It is resolved as an ORDINARY RESOLUTION that:

a)	any of the appropriate directors and officers of the Company be, and each of them hereby is, authorized: (i) to prepare, execute, deliver and perform, as the case may be, such agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings; (ii) to pay or cause to be paid on behalf of the Company any related costs and expenses; and (iii) to take such other actions, in the name and on behalf of the Company, as each such officer, in his discretion, shall deem necessary or advisable to complete and effect the foregoing resolutions or to carry out the intent and purposes of the foregoing resolutions, the preparation, execution, delivery and performance of any such agreements, amendments, applications, approvals, certificates, communications, consents, demands, directions, documents, further assurances, instruments, notices, orders, requests, resolutions, supplements or undertakings, the payment of any such costs or expenses and the performance of any such other acts shall be conclusive evidence of the approval of the Company thereof and all matters relating thereto; and

b)	all actions heretofore taken by the directors and officers of the Company with respect to the foregoing resolutions and all other matters contemplated by the foregoing resolutions are hereby approved, adopted, ratified and confirmed.

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BY ORDER OF THE BOARD

/s/ Gerard Kim Meng Lim

Gerard Kim Meng Lim

Director

c/o Vistra (Cayman) Limited

P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road

Grand Cayman, KY1 - 1205 Cayman Islands

Dated: April 20, 2026

**IF YOU ARE UNABLE TO ATTEND THE EGM, WE ENCOURAGE YOU TO COMPLETE AND RETURN THE ENCLOSED PROXY FORM.**